FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2021

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

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AstraZeneca PLC

INDEX TO EXHIBITS

1.
Selumetinib recommended for approval in the EU by CHMP as the first medicine for paediatric patients with neurofibromatosis type 1 and plexiform neurofibromas

26 April 2021 07:10 BST

Selumetinib recommended for approval in the EU by CHMP as the first medicine for paediatric patients with neurofibromatosis type 1 and plexiform neurofibromas

Recommendation based on the SPRINT Phase II trial, which showed selumetinib reduced tumour volume in children

AstraZeneca and MSD's selumetinib has been recommended for conditional marketing authorisation in the European Union (EU) for the treatment of symptomatic, inoperable plexiform neurofibromas (PN) in paediatric patients with neurofibromatosis type 1 (NF1) aged three years and above.1

NF1 is a debilitating genetic condition affecting 1 in 3,000 individuals worldwide.2,3 In 30-50% of people with NF1, tumours develop on the nerve sheaths (plexiform neurofibromas) and can cause clinical issues such as disfigurement, motor dysfunction, pain, airway dysfunction, visual impairment, and bladder/bowel dysfunction.4,5-8

The Committee for Medicinal Products for Human Use (CHMP) of the European Medicines Agency based its positive opinion on results from the National Cancer Institute (NCI) Cancer Therapy Evaluation Program (CTEP)-sponsored SPRINT Stratum 1 Phase II trial. Results were published in The New England Journal of Medicine.8 Safety and efficacy data from the SPRINT trial with longer follow up will be provided to the CHMP as a condition of the recommendation for approval.

The trial showed selumetinib demonstrated an objective response rate (ORR) of 66% (33 of 50 patients, confirmed partial response) in paediatric patients with NF1 PN when treated with selumetinib as twice-daily oral monotherapy.1 ORR is defined as the percentage of patients with confirmed complete or partial response of at least 20% reduction in tumour volume.1

Dave Fredrickson, Executive Vice President, Oncology Business Unit, said: "This recommendation means patients in the EU are one step closer to receiving the only approved medicine for neurofibromatosis type 1 and the only treatment outside of surgery, which is not an option for many patients. Children living with this rare genetic condition are in great need of novel treatment options to help address the impact of this disease."

Roy Baynes, Senior Vice President and Head of Global Clinical Development, Chief Medical Officer, MSD Research Laboratories, said: "In the SPRINT trial, selumetinib was shown to reduce the size of these inoperable tumours, a meaningful clinical advance for children living with this debilitating disease. We are pleased to be one step closer to bringing this important treatment option to these paediatric patients in the EU."

Selumetinib was approved in the US in April 2020 for the treatment of paediatric patients with NF1 and symptomatic, inoperable PN under the medicine name Koselugo.7 Further regulatory submissions are underway. Clinical trials of selumetinib in adult patients with NF1 PN, and in an alternative age-appropriate formulation for paediatric patients, are scheduled to begin this year.

NF1
NF1 is caused by a spontaneous or inherited mutation in the NF1 gene and is associated with many symptoms, including soft lumps on and under the skin (cutaneous neurofibromas) and skin pigmentation (so-called 'café au lait' spots). In 30-50% of people, tumours develop on the nerve sheaths.2,4,9,10 These PN can cause clinical issues such as pain, motor dysfunction, airway dysfunction, bladder/bowel dysfunction and disfigurement as well as having the potential to transform into malignant peripheral nerve sheath tumours.5-8 PN begin developing during early childhood, with varying degrees of severity, and can reduce life expectancy by eight to 15 years.6,12

SPRINT
The SPRINT Stratum 1 Phase I/II trial was designed to evaluate the objective response rate and impact on patient-reported and functional outcomes in paediatric patients with NF1-related inoperable PNs treated with selumetinib monotherapy.11 This trial sponsored by NCI CTEP was conducted under a Cooperative Research and Development Agreement between NCI and AstraZeneca with additional support from Neurofibromatosis Therapeutic Acceleration Program (NTAP).

Selumetinib
Selumetinib is an inhibitor of mitogen-activated protein kinase kinases 1 and 2 (MEK1/2).1 MEK1/2 proteins are upstream regulators of the extracellular signal-related kinase (ERK) pathway. Both MEK and ERK are critical components of the RAS-regulated RAF-MEK-ERK pathway, which is often activated in different types of cancers.11

Selumetinib received US FDA Breakthrough Therapy Designation in April 2019, Rare Pediatric Disease Designation in December 2019 and US Orphan Drug Designation in February 2018. Further orphan drug designations have been granted in the EU, Japan, Russia, Switzerland, South Korea, Taiwan and Australia.

AstraZeneca and MSD strategic oncology collaboration
In July 2017, AstraZeneca and Merck & Co., Inc., Kenilworth, NJ, US, known as MSD outside the US and Canada, announced a global strategic oncology collaboration to co-develop and co-commercialise Lynparza, the world's first PARP inhibitor, and Koselugo (selumetinib), a MEK inhibitor, for multiple cancer types. Working together, the companies will develop Lynparza and Koselugo in combination with other potential new medicines and as monotherapies. Independently, the companies will develop Lynparza and Koselugo in combination with their respective PD-L1 and PD-1 medicines.

AstraZeneca in oncology
AstraZeneca is leading a revolution in oncology with the ambition to provide cures for cancer in every form, following the science to understand cancer and all its complexities to discover, develop and deliver life-changing medicines to patients.

The Company's focus is on some of the most challenging cancers. It is through persistent innovation that AstraZeneca has built one of the most diverse portfolios and pipelines in the industry, with the potential to catalyse changes in the practice of medicine and transform the patient experience.

AstraZeneca has the vision to redefine cancer care and, one day, eliminate cancer as a cause of death.

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three therapy areas - Oncology, Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

AstraZeneca contacts
For details on how to contact the Investor Relations Team, please click here. For Media contacts, click here.

References
1. Koselugo (selumetinib). [Summary of Product Characteristics]. AstraZeneca Pharmaceuticals; 2021
2. Cancer.Net. Neurofibromatosis Type 1. Available at: https://www.cancer.net/cancer-types/neurofibromatosis-type-1. Accessed March 2021.
3. National Human Genome Research Institute. About Neurofibromatosis. Available at: https://www.genome.gov/Genetic-Disorders/Neurofibromatosis. Accessed March 2021.
4. Hirbe AC, Gutmann DH. Neurofibromatosis type 1: a multidisciplinary approach to care. The Lancet Neurology. 2014;13:834-43. DOI: 10.1016/S1474-4422(14)70063-8.
5. Dombi E, Baldwin A, Marcus LJ, et al. Activity of selumetinib in neurofibromatosis type 1-related plexiform neurofibromas. N Engl J Med. 2016;375:2550-2560. DOI: 10.1056/NEJMoa1605943.
6. Mayo Clinic. Neurofibromatosis. Available at: https://www.mayoclinic.org/diseases-conditions/neurofibromatosis/symptoms-causes/syc-20350490. Accessed March 2021.
7. NHS Choices. Neurofibromatosis Type 1, Symptoms. Available at https://www.nhs.uk/conditions/neurofibromatosis-type-1/symptoms. Accessed March 2021.
8. Gross AM, et al. Selumetinib in Children with Inoperable Plexiform Neurofibromas. N Engl J Med. 2020 Apr 9;382(15):1430-1442. DOI: 10.1056/NEJMoa1912735.
9. Jett K. et al. Clinical and genetic aspects of neurofibromatosis 1. Genetics in Medicine. 2010:12(1):1-11. January 2010.
10. Ghalayani P, et al. Neurofibromatosis Type I (von Recklinghausen's Disease): A Family Case Report and Literature Review. Dent Res J. 2012;9(4):483-488.
11. Koselugo (selumetinib) [prescribing information]. Wilmington, DE: AstraZeneca Pharmaceuticals LP; 2020.
12. Evans DGR, et al. Reduced Life Expectancy Seen in Hereditary Diseases Which Predispose to Early-Onset Tumors. Appl Clin Genet. 2013;6:53-61.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 26 April 2021

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary